Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*1 March 2004*	*No of sheets:*	*1+16*

SUPPL

Please find enclosed the consolidated quarterly report of the KGHM Polska Miedź S.A. Capital Group for the 4th quarter of 2003

04010248

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

04 MAR -4 AM 7:21

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSIV / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the consolidated quarterly report for the fourth quarter of 2003

Publication date: 1 March 2004

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Net revenue from the sale of products, goods and materials	5 607 157	5 265 150	1 260 772	1 360 609
II. Operating profit (loss)	810 881	(147 153)	182 327	(38 027)
III. Profit (loss) before taxation	851 084	(155 481)	191 367	(40 179)
IV. Net profit (loss)	678 618	(214 734)	152 588	(55 491)
V.Net cash flow from operations	896 726	683 722	201 629	176 686
VI. Net cash flow from investing activities	(197 134)	(403 546)	(44 326)	(104 283)
VII. Net cash flow from financing activities	(430 861)	(193 341)	(96 879)	(49 963)
VIII. Total net cash flow	268 731	86 835	60 424	22 440
IX. Total assets	8 376 980	7 894 841	1 775 913	1 963 793
X. Liabilities and provisions for liabilities	5 007 558	4 803 116	1 061 598	1 194 745
XI.Long term liabilities	1 456 965	1 213 286	308 875	301 797
XII. Short term liabilities	1 998 611	2 003 161	423 704	498 274
XIII. Shareholders' funds	3 348 527	3 074 791	709 885	764 835
XIV. Share capital	2 000 000	2 000 000	423 998	497 488
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	3.39	(1.07)	0.76	(0.28)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.74	15.37	3.55	3.82
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

CONSOLIDATED BALANCE SHEET	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter
ASSETS				
I. Fixed Assets	5 804 164	5 898 380	5 820 618	6 023 057
1. Intangible fixed assets, of which:	158 031	315 411	346 170	566 141
- goodwill	130	138	2 020	2 086
2. Goodwill of subordinated entities	572	631		
3. Tangible fixed assets	4 776 772	4 642 672	4 628 649	4 617 446
4. Long term debtors	3 293	4 617	4 606	7 386
4.1. From related entities				
4.2. From other entities	3 293	4 617	4 606	7 386
5. Long term investments	544 553	648 418	629 888	630 890
5.1. Real estate	5 067	5 067	5 067	5 068
5.2. Intangible fixed assets				
5.3. Long term financial assets	539 486	643 351	624 821	625 822
a) in related entities, of which:	32 102	33 321	39 504	40 014
-shares in subordinated entities valued by the equity method	26 391	27 511	39 497	40 007
- shares in subsidiaries and co-subsidiaries not subject to consolidation	5 704	5 804		
b) in other entities	507 383	610 030	585 317	585 808
5.4. Other long term investments				
6. Long term prepayments	320 943	286 631	211 305	201 194
6.1. Deferred tax asset	318 802	282 947	205 185	190 532
6.2. Other prepayments	2 141	3 684	6 120	10 662
II. Current assets	2 572 816	2 353 929	2 074 223	2 039 934
1. Inventory	894 085	898 860	905 534	1 074 426
2. Short term debtors	658 041	598 458	728 430	612 837
2.1. From related entities	384	1 276	1 696	3 407
2.2. From other entities	657 657	597 182	726 734	609 430
3. Short term investments	972 686	782 486	398 702	282 841
3.1 Short term financial assets	972 686	782 486	398 702	282 841
a) in related entities		700		
b) in other entities	481 767	210 215	175 407	87 596
c) cash and cash equivalents	490 919	571 571	223 295	195 245
3.2. Other short term investments				
4. Short term prepayments	48 004	74 125	41 557	69 830
Total assets	8 376 980	8 252 309	7 894 841	8 062 991

EXEMPTION NUMBER: 82-4639

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	3 348 527	3 153 139	3 074 791	3 235 732
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 429 705	1 424 431	1 230 370	1 227 634
5. Revaluation reserve capital	441 105	767 827	862 115	736 562
6. Other reserve capital	859	859	648	648
7. Exchange rate differences arising from subordinated entities	24 225	22 747	21 706	22 325
a. positive exchange rate differences	24 225	22 747	21 706	22 325
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(1 225 985)	(1 231 486)	(825 314)	(824 346)
9. Net profit (loss)	678 618	168 761	(214 734)	72 909
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	12 791	16 955	16 360	18 274
III. Negative goodwill of subordinated entities	8 104	6 553	574	652
IV. Liabilities and provisions for liabilities	5 007 558	5 075 662	4 803 116	4 808 333
1. Provisions for liabilities	1 396 513	1 449 627	1 436 217	1 294 248
1.1. Provision for deferred income tax	204 241	226 832	202 541	117 895
1.2. Provision for retirement and related benefits	725 387	727 486	711 444	674 518
a) long term	667 565	674 707	657 887	624 174
b) short term	57 822	52 779	53 557	50 344
1.3. Other provisions	466 885	495 309	522 232	501 835
a) long term	407 747	413 919	412 859	388 498
b) short term	59 138	81 390	109 373	113 337
2. Long term liabilities	1 456 966	1 810 285	1 213 286	275 210
2.1. Toward related entities				
2.2. Toward other entities	1 456 966	1 810 285	1 213 286	275 210
3. Short term liabilities	1 998 611	1 569 824	2 003 161	2 981 359
3.1. Toward related entities	2 510	9 876	38 301	39 469
3.2. Toward other entities	1 931 110	1 487 490	1 905 038	2 877 077
3.3. Special funds	64 991	72 458	59 822	64 813
4. Accruals and deferred income	155 468	245 926	150 452	257 516
4.1. Negative goodwill				
4.2. Other accruals and deferred income	155 468	245 926	150 452	257 516
a) long term	3 188	2 547	2 601	2 330
b) short term	152 280	243 379	147 851	255 186
Total shareholders' funds and liabilities	8 376 980	8 252 309	7 894 841	8 062 991

Net assets	3 348 527	3 153 139	3 074 791	3 235 732
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	16.74	15.77	15.37	16.18
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter
1. Contingent debtors	81 597	82 760	86 690	69 187
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	81 597	82 760	86 690	69 187
- received guarantees	10 561	12 261	17 172	294
- contested State budget issues	44 831	44 478	44 430	48 703
- bills of exchange debtors	26 094	25 873	24 848	19 889
- other items	111	148	240	301
2. Contingent liabilities	54 234	26 436	20 640	23 511
2.1. Toward related entities (due to)	46 318	23 892	19 954	18 894
- granted guarantees	46 318	23 892	19 954	18 894
2.2. Toward other entities (due to)	7 916	2 544	686	4 617
- granted guarantees	7 916	2 544	686	4 617
3. Other (due to)	359 600	316 790	382 962	358 890
- bills of exchange	37 171	19 339	25 198	36 746
- contingent penalties				121
- perpetual usufruct of land	199 114	203 754	198 486	198 675
- fixed assets used on the basis of a rental, lease agreements etc.	9 779	6 096	5 023	4 746
- liabilities due to rationalisation and R&D work, and other unrealised	99 885	55 071	52 817	60 196
- contested State budget liabilities	116	24 103	76 870	47 621
- other unresolved and disputed issues, etc.	13 535	8 427	24 568	10 785

EXEMPTION NUMBER: 82-4639

CONSOLIDATED PROFIT AND LOSS ACCOUNT	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 534 559	5 607 157	1 475 447	5 265 150
- from related entities	366	8 760	4 355	16 554
1. Net revenue from the sale of products	1 514 629	5 338 317	1 421 269	5 101 972
2. Net revenue from the sale of goods and materials	19 930	268 840	54 178	163 178
II. Cost of products, goods and materials sold, of which:	(1 175 443)	(4 395 685)	(1 306 806)	(4 470 025)
- from related entities	774	(6 809)	(4 732)	(15 766)
1. Cost of manufactured products sold	(1 099 065)	(4 189 805)	(1 261 899)	(4 335 224)
2. Cost of goods and materials sold	(76 378)	(205 880)	(44 907)	(134 801)
III. Gross profit (I-II)	359 116	1 211 472	168 641	795 125
IV. Selling costs	(39 870)	(122 465)	(41 470)	(99 810)
V. General administrative costs	(170 126)	(581 555)	(142 247)	(572 664)
VI. Profit (loss) from sales (III-IV-V)	149 120	507 452	(15 076)	122 651
VII. Other operating income	602 973	663 768	41 065	197 318
1. Profit from disposal of non-financial assets	(219)	936	333	1 208
2. Subsidies	170	631	127	457
3. Other operating income	603 022	662 201	40 605	195 653
VIII. Other operating costs	(208 137)	(360 339)	(347 329)	(467 122)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(198 403)	(247 708)	(261 711)	(292 350)
3. Other operating costs	(9 734)	(112 631)	(85 618)	(174 772)
IX. Operating profit (loss) (VI+VII-VIII)	543 956	810 881	(321 340)	(147 153)
X. Financial income	285 066	637 462	164 175	405 754
1. Dividends and share in profit, of which:	225	47 722	1	1
-from related entities				
2. Interest, of which:	19 012	42 509	37 733	86 592
- from related entities	6	44	(67)	202
3. Profit from the disposal of investments	25 940	160 246	70 937	135 332
4. Revaluation of investments	232 359	356 809	85 612	147 129
5. Other	7 530	30 176	(30 108)	36 700
XI. Financial costs	(262 937)	(600 193)	(132 472)	(413 438)
1. Interest, of which:	(21 316)	(95 352)	(18 704)	(151 658)
- for related entities		(14)		(231)
2. Loss from the disposal of investments				
3. Revaluation of investments	(227 571)	(361 636)	(81 850)	(117 377)
4. Other	(14 050)	(143 205)	(31 918)	(145 603)
XII. Profit (loss) on the sale of all or some shares in subordinated entities				(1 016)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	566 085	848 150	(289 637)	(155 853)
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	2 541	2 570	(1 100)	(271)
1. Extraordinary gains	3 125	3 328	185	3 245
2. Extraordinary losses	(584)	(758)	(1 285)	(3 516)
XV. Write-off of goodwill of subordinated entities	(60)	(237)		
XVI. Write-off of negative goodwill of subordinated entities	242	601	78	543
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	568 808	851 084	(290 659)	(155 481)
XVIII. Taxation	(57 332)	(172 175)	2 672	(61 865)
a) current taxation	(35 155)	(162 013)	28 034	(51 524)
b) deferred taxation	(22 177)	(10 162)	(25 362)	(10 341)
XIX. Other obligatory deductions from profit (loss increase)	3	3		180
XX. Share in net profit (loss) of subordinated entities valued by the equity method	(1 257)	(325)	(41)	2 414
XXI. Minorities (profit) loss	(365)	31	385	(282)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	509 857	678 618	(287 643)	(214 734)

Net profit (loss) (annualised)	678 618		(214 734)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	3.39		(1.07)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Shareholders' funds - beginning of the period	3 153 139	3 074 791	3 235 732	3 124 853
a) changes of accounting policies	(572)	(572)		17 933
b) corrections due to error	(43)	(43)		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 152 524	3 074 176	3 235 732	3 142 786
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 424 431	1 230 370	1 227 634	1 425 055
4.1. Changes in reserve capital	5 274	199 335	2 736	(194 685)
a) increase, due to:	5 164	318 162	3 499	157 889
- issuance of shares over nominal value				
- from profit distribution (statutory)		789	(13)	96
- from profit distribution (over statutorily-required minimum value)		266 020	13	8 864
- transfer from revaluation reserve capital	2 589	5 397	1 325	4 420
- consolidation adjustments	5 600	35 516	(1)	122 086
- payments of other shareholders	199	199		
- share in change of capital of entities valued by equity method		4 027		2 603
- other	(3 224)	6 214	2 175	19 820
b) decrease, due to:	110	(118 827)	(763)	(352 574)
- coverage of losses		(73 974)	54	(206 777)
- share in financial result of entities valued by equity method		(1 652)		(1 112)
- consolidation adjustments	130	(43 181)	(357)	(17 363)
- write-off of goodwill from prior years				(125 348)
- other	(20)	(20)	(460)	(1 974)
4.2. Reserve capital - end of the period	1 429 705	1 429 705	1 230 370	1 230 370
5. Revaluation reserve capital - beginning of the period	767 827	862 115	736 562	736 046
5.1. Changes in revaluation reserve capital	(326 722)	(421 010)	125 553	126 069
a) increase, due to:	80 537	121 997	243 812	311 004
- settlement of derivative instruments			(34 750)	16 055
- valuation of long term investments to the market value	365	365		
- valuation of hedging transactions, in the effective part			278 488	289 064
- excess of deferred income tax assets over provision for deferred taxation	80 179	121 632		
- other	(7)		74	5 885
b) decrease, due to:	(407 259)	(543 007)	(118 259)	(184 935)
- disposal of fixed assets	(4 113)	(6 872)	(892)	(4 511)
- valuation of hedging transactions, in the effective part	(450 051)	(455 340)	28 727	(29 207)
- settlement to derivative instruments	46 824	(80 795)	(101 083)	(101 610)
- creation of deferred income tax provision			(44 954)	(49 548)
- other	81		(57)	(59)
5.2. Revaluation reserve capital - end of the period	441 105	441 105	862 115	862 115
6. Other reserve capital - beginning of the period	859	648	648	510
6.1. Changes in other reserve capital		211		138
a) increase, due to:		211		138
- creation of other reserve capital from net profit (resolution of general meeting)		89		138
- consolidation adjustments		122		
b) decrease, due to:				
6.2. Other reserve capital - end of the period	859	859	648	648
7. Exchange rate differences arising from subordinated entities	24 225	24 225	21 706	21 706
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 062 725)	1 040 049	(751 437)	(1 054 513)
8.1. Retained profit from prior years - beginning of the period	173 674	273 091	173 965	57 425
a) changes to accounting methodology (policies)				17 933
b) corrections due to error				

8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	173 674	273 091	173 965	75 358
a) increase, due to:		10 967	68	1 596
-distribution of profit from prior years				
- consolidation adjustments		10 967	68	1 596
b) decrease, due to:	4 249	(274 896)	2	(76 227)
- coverage of loss from prior years	(153)	(7 898)		(14 837)
- transfer to reserve capital		(266 809)		(8 960)
- transfer to other reserve capital		(89)		(138)
- payment of premium and bonus for employees		(100)		
- payment of dividend		(4 402)		
- consolidation adjustments (including due to permanent diminution in value of shares)	4 402	4 402	2	(46 484)
- other decreases				(5 808)
8.3. Retained profit from prior years - end of the period	177 923	9 162	174 035	727
8.4. Uncovered loss from prior years - beginning of the period	1 236 399	1 313 140	925 402	1 111 938
a) changes to accounting methodology (policies)	572	572		
b) corrections due to error	43	43		
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 237 014	1 313 755	925 402	1 111 938
a) increase, due to:		4 802	2 300	2 300
- transfer of losses from prior years to be covered				
- consolidation adjustments		4 802	2 300	2 300
b) decrease, due to:	(1 867)	(83 410)	(1 262)	(288 197)
- coverage of loss from profit distribution	(153)	(7 898)		(14 837)
- coverage of loss from reserve and other reserve capital		(73 974)	54	(206 777)
- changes to accounting methodology (policies)			11 367	
- consolidation adjustments	(1 714)	(1 538)	(1)	(43 850)
- valuation of embedded instruments			(8 608)	(8 608)
- other decreases			(4 074)	(14 125)
8.6. Uncovered loss from prior years - end of the period	1 235 147	1 235 147	926 440	826 041
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 057 224)	(1 225 985)	(752 405)	(825 314)
9. Net result	509 857	678 618	(287 643)	(214 734)
a) net profit	509 857	678 618		
b) net loss			(287 643)	(214 734)
c) write-off from profit				
II. Shareholders' funds - end of the period	3 348 527	3 348 527	3 074 791	3 074 791
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 348 527	3 348 527	3 074 791	3 074 791

CONSOLIDATED STATEMENT OF CASH FLOWS	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	509 857	678 618	(287 643)	(214 734)
II. Total adjustments	(310 825)	218 108	575 270	898 456
1. Minorities profit (loss)	365	(31)	(385)	282
2. Share in (profit) loss of subordinated entities valued by the equity method	1 257	325	41	(2 414)
3. Depreciation, of which:	116 956	468 495	128 411	511 097
- write-off of goodwill or negative goodwill of subordinated entities	(182)	(364)	(78)	(643)
4. (Profit) loss on exchange rate differences	(79 489)	(18 447)	(98 387)	(24 994)
5. Interest and share in profits (dividends)	15 933	42 220	19 538	136 961
6. (Profit) loss on investing activities	168 792	38 241	184 657	125 603
7. Change in provisions	(41 505)	800	100 302	228 193
8. Change in inventories	4 775	11 450	168 892	93 302
9. Change in debtors	(50 980)	78 306	(109 579)	(149 811)
10. Change in short term liabilities, excluding bank and other loans	(362 537)	(268 559)	231 807	236 534

11. Change in prepayments and accruals	(29 991)	(29 854)	(80 467)	42 458
12. Other adjustments	(54 401)	(104 838)	30 440	(298 755)
III. Net cash flow from operations (I+/-II)	199 032	896 726	287 627	683 722
B. Cash flow from investing activities				
I. Inflow	164 365	316 791	521 567	1 968 994
1. The sale of intangible fixed assets and tangible fixed assets	(817)	4 173	771	4 602
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	164 428	287 368	520 494	1 963 533
a) in related entities	8	40	3	12 504
- the sale of financial assets				12 398
- dividends and share in profit				
- repayment of long term loans granted				
- interest	7	38		3
- other inflow from financial assets	1	2	3	103
b) in other entities	164 420	287 328	520 491	1 951 029
- the sale of financial assets	55 638	127 159	512 013	1 937 145
- dividends and share in profit		47 497	1	1
- repayment of long term loans granted	98 050	98 050		
- interest	10 732	14 622	8 006	13 361
- other inflow from financial assets			471	522
4. Other investment inflow	754	25 250	302	859
II. Outflow	(152 056)	(513 925)	(611 249)	(2 372 540)
1. The purchase of intangible fixed assets and tangible fixed assets	(98 181)	(322 120)	(99 728)	(528 665)
2. The purchase of real estate and intangible fixed assets				
3. For financial assets, of which:	(48 203)	(157 226)	(511 625)	(1 839 453)
a) in related entities	1 172	(10 832)	(1 313)	(1 336)
- the purchase of financial assets	1 172	(10 832)	(1 313)	(1 336)
- long term loans granted				
- other financial assets				
b) in other entities	(49 375)	(146 394)	(510 312)	(1 838 117)
- the purchase of financial assets	(45 375)	(127 694)	(504 259)	(1 827 004)
- long term loans granted				
- other financial assets	(4 000)	(18 700)	(6 053)	(11 113)
4. Dividends and other share in profit paid to minorities		(215)		
5. Other investment outflow	(5 672)	(34 364)	104	(4 422)
III. Net cash flow from investing activities (I-II)	12 309	(197 134)	(89 682)	(403 546)
C. Cash flow from financing activities				
I. Inflow	12 288	1 931 943	4 506	1 309 298
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		199	380	877
2. Credit and loans	12 314	1 930 770	4 126	1 308 421
3. The issuance of debt securities	(26)	974		
4. Other financial inflow				
II. Outflow	(303 097)	(2 362 804)	(173 986)	(1 502 639)
1. The purchase of own shares				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments	(29)	(29)		
4. Repayment of bank and other loans	(278 776)	(2 232 338)	(140 943)	(1 351 970)
5. The buy-back of debt securities	(1 000)	(1 000)		
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(3 097)	(4 488)	(231)	(238)
8. Interest	(20 195)	(124 949)	(31 509)	(149 097)
9. Other financial outflow			(1 303)	(1 334)
III. Net cash flow from financing activities (I-II)	(290 809)	(430 861)	(169 480)	(193 341)
D. Total net cash flow(A.III+/-B.III+/-C.III)	(79 468)	268 731	28 465	86 835
E. Change in balance sheet total of cash and cash equivalents, of which:	(80 652)	267 624	28 050	86 712
- change in cash and cash equivalents due to exchange rate differences	(1 184)	(1 107)	(415)	(123)
F. Cash and cash equivalents - beginning of the period	571 760	223 561	195 096	136 726
G. Cash and cash equivalents - end of the period (F+/-D), of which:	492 292	492 292	223 561	223 561
- including those having limited rights of disposal	42 285	42 285	23 577	23 577

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE FOURTH QUARTER OF 2003 - PURSUANT TO § 61 SECTION 7 TOGETHER WITH SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

The financial data for the current period are presented prior to the issuance of the auditor's opinion on its examination of the accounts of entities included in the consolidated financial report and prior to examination of the consolidated report for 2003.

Introduction

KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, fully consolidated 25 subsidiary entities in the current quarter, one subsidiary entity of a different profile of activity and 3 associated entities valued by the equity method.

In the current quarter there was a merger of indirect subsidiaries. As a result of this merger the company Kwarce S.A. was merged into PeBeKa S.A. In addition, the indirect associates valued by the equity method WM "Łabędy" S.A. and its subsidiary Energomedia Sp .z o.o. were changed into indirect subsidiaries, due to the acquisition of shares of WM "Łabędy" S.A. by KGHM Metale S.A.

The presented consolidated financial report excluded the below-mentioned subsidiary entities from consolidation, as the financial data of these entities was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion from consolidation as at 31 December 2003

Name of company	Total assets as at 31.12.2003 ('000 PLN)	Percentage share in total assets of dominant entity (%)	Net revenues from the sale of goods and products together with income from financial operations for the period 1.01.2003 to 31.12.2003 ('000 PLN)	Percentage share in revenues of dominant entity (%)
Przedsiębiorstwo Usługowe „Mercus Serwis" Sp. z o.o.	960	0.0110	2 628	0.0375
Przedsiębiorstwo Handlowo-Usługowe „Mercus -Bis" Sp. z o.o.	984	0.0113	3 197	0.0457
Zagłębie Lubin Sportowa Spółka Akcyjna	2 663	0.0306	8 253	0.1179

Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated report for the first half of 2003, published on 6 October 2003.

In the current quarter the dominant entity made a change to the manner of presentation of the result from settlement of commodity hedging instruments. The result from settlement of commodity hedging instruments, which until now has been recognised under financial activities in the profit and loss account, is now recognised in revenues from the sale of products. Due to this change, accrued revenues from the sale of products for 2003 were reduced by PLN 78 772 thousand, simultaneously increasing the profit from the sale of investments in financial income.

Financial data from the comparable prior period are presented based on principles of the current period. The change which was carried out in relation to the previously presented data of the fourth quarter of 2002 relates to the methodology for presenting the result of settlement of commodity hedging instruments. The loss on settlement for the year 2002 in the amount of PLN 8 116 thousand is presented as a reduction of revenue from the sale of products, simultaneously increasing the result from the sale of investments in financial income.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 4.4474 PLN / EUR,
- for the calculation of assets and shareholders' funds as at 31 December 2003, the rate of 4.7170 PLN / EUR
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.8697 PLN / EUR
- for the calculation of assets and capital as at 31 December 2002, the rate of 4.0202 PLN / EUR.

KGHM Polska Miedź S.A. SA-QS IV/2003 EXEMPTION NUMBER: 82-4639 in '000 PLN

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

Provisions for future expenses and liabilities.
In the current quarter entities of the Capital Group actualised or created provisions for future expenses and liabilities, with the effects of revaluation of these provisions being settled in the financial result of the current quarter.

Changes in provisions impacting the profit before taxation related to:
- the provision for mine closure costs created in the dominant entity and in subsidiaries engaged in mining activities.
  The effect of this revaluation is an increase in the provision, which led to a decrease in the financial result of PLN 2 258 thousand
  (PLN 6 259 thousand accrued decrease of the result for the year)

- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment.
  The effect of this revaluation is an increase in the financial result of the current quarter by PLN 1 758 thousand
  (PLN 14 687 thousand accrued decrease of the result for the year)

- the provision for liabilities of the dominant entity towards local authorities for permission to expand the tailings pond.
  The effect of this revaluation was a decrease of the financial result by PLN 3 814 thousand
  (PLN 634 thousand accrued decrease of the result for the year)

- the provision for the probability of contractual liabilities arising due to mining work and of other liabilities related to mining work.
  This increase in the provision impacted the financial result of the current quarter in the amount of PLN 1 069 thousand.
  (PLN 2 910 thousand accrued decrease of the result for the year)

- a provision was created in accruals of the dominant entity and in entitled subsidiaries in the total amount of PLN 110 457 thousand for payment of an additional annual bonus together with charges, payable after approval of the annual financial report.

Other provisions for contested issues, and for future liabilities, created in entities included in the consolidated report, have no significant impact on the consolidated financial result.
In addition, as respects settlement with the State budget following a tax audit conducted in KGHM Polska Miedź S.A. for the year 2000, net profit in the first half of 2003 was decreased by PLN 44 360 thousand, of which PLN 1 536 thousand was as a provision for liabilities. The remaining amount represents an allowance for debtors with the State budget which arose in 2002 as a result of the payment of additional tax assessment to the State budget.

Deferred income tax
Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the tax asset and the deferred income tax provision were revalued.

In the accrued period of the current year there was an increase in tax assets of PLN 113 617 thousand, of which the following was settled:
- as an increase of the net profit PLN 32 035 thousand
- as an increase of shareholders' funds PLN 81 213 thousand
- deferred tax asset as at date of inclusion of entities to consolidation PLN 369 thousand.

The deferred income tax provision increased by PLN 1 700 thousand, of which the following was settled:
- as a decrease of the net profit PLN 42 197 thousand
- as an increase of shareholders' funds PLN 40 504 thousand
- deferred tax provision as at date of inclusion of entities to consolidation PLN 7 thousand.

Adjustments revaluing assets
Due to the revaluation of tangible and financial assets at the end of the current quarter, the profit before taxation was decreased by PLN 193 188 thousand.
Due to accrued revaluation of assets since the beginning of the year, the financial result was decreased by PLN 258 980 thousand.
Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the settlement of these transactions and the provision

KGHM Polska Miedź S.A. SA-QS IV/ 2003 EXEMPTION NUMBER: 82-4639 in '000 PLN

for deferred income tax as well as the market valuation of other long term investments, revaluation reserve capital was decreased in the current quarter by PLN 322 677 thousand.
The accrued decrease from the beginning of the year in revaluation reserve capital amounts to PLN 414 139 thousand.

The effects of valuation in the current quarter, and settled in profit before taxation, relate to:

1. a decrease in the value of the license for telecommunications activities in DIALOG S.A.
   As a result of this decrease in value the financial result of the current quarter was decreased by PLN 163 689 thousand
   (PLN 163 689 thousand accrued decrease of the result for the year)

2. the valuation of tangible fixed assets due to permanent diminution in value and the valuation of current inventory to net market price. As a result of this valuation the result of the quarter was decreased by PLN 26 508 thousand
   (PLN 30 629 thousand accrued decrease of the result for the year)

   This valuation of tangible assets (fixed and current) for the accrued period includes the following important items:
   a) the valuation of fixed assets and of fixed assets under construction due to permanent diminution in value in DIALOG S.A. in the total amount of PLN 20 370 thousand,
   b) the valuation of fixed assets being in a state of liquidation or sold in the amount of PLN 4 960 thousand in KGHM Polska Miedź S.A.
   c) the valuation of by-product inventory to net market value in the amount of PLN 2 053 thousand in KGHM Polska Miedź S.A.

3. the allowance for debtors together with interest (decrease of allowance), as a result of which the financial result was reduced by PLN 6 680 thousand
   (PLN 58 735 thousand accrued decrease of the result for the year)
   Of the allowances for the current accrued period, the amount of PLN 42 294 thousand relates to State budget debtors due to VAT together with penalties and interest, arising in the dominant entity in 2002 following payment to the State budget of additional assessment for 2000 following a treasury audit.
   Other important allowances relate to doubtful or contested trade debtors, among others in the following entities: POL-MIEDŹ-TRANS sp. z o.o. - PLN 2 333 thousand, KGHM Kupferhandels m.b.H, - PLN 9 512 thousand (created through consolidation adjustment), DIALOG S.A. - PLN 5 891 thousand, DFM ZANAM-LEGMET sp. z o.o. - PLN 1 650 thousand.

4. the valuation of financial assets, as a result of which the financial result of the current quarter was increased by PLN 4 789 thousand
   (PLN 4 827 thousand accrued decrease of the result for the year)

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE FOURTH QUARTER OF 2003, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

DIALOG S.A.

Apart from the dominant entity, the greatest impact on the economic results of the Capital Group is from DIALOG S.A During the four quarters of 2003, DIALOG S.A. increased its revenues with respect to the prior year by 9%, earning PLN 390 828 thousand in revenues from sales. With this increase in sales and continuation of the costs optimisation plan, the company achieved a profit on sales of PLN 49 966 thousand versus a PLN 15 919 thousand loss in 2002. The profitability on operations is due to the continuation of activities carried out in 2002 aimed at improving the results of its economic activities. In 2003 the company achieved a result on EBITDA of PLN 136 328 thousand.
In 2003, the company continued to carry out the program to increase its subscriber base. During the 12 months of 2003 the company acquired 44 thousand subscribers, and at the end of 2003 had a total of 404 thousand ringing lines. There was also a significant increase in sales of monthly, lump-sum payments internet services, as a result of which the company had 56 thousand such subscribers at the end of the year.
A significant impact on the net profit of the company in the fourth quarter of 2003 was the decision of the Minister of Infrastructure regarding cancellation of the liabilities of DIALOG S.A. due to licensing installment payments and to prolongation fees. Based on this decision the licensing liabilities (i.e. the licensing installment fees) for the provision of telecommunications services were cancelled as well as liabilities due to prolongation fees in the total amount of PLN 570 484 thousand, as included in the application of DIALOG S.A., said liabilities having been deferred by the Minister of Infrastructure in a decision dated 7 August 2003 to 30 September 2004, and for which an earlier decision had been made on the granting of a promise in this regard. The final decision of the Minister of Infrastructure allowed this fact to be recognised in the accounts of DIALOG S.A.

KGHM Polska Miedź S.A. SA-QS IV/ 2003 in '000 PLN

The Management Board simultanously wrote-off the value of the license in the total amount of PLN 163 689 thousand. This operation, as well as the cancellation of licensing liabilities, significantly impacted the result on operations and improved the balance sheet structure. The company achieved a profit on operating activities of PLN 425 577 thousand.

Financial activities also have a significant impact on the net profit of the company. The loss on financial activities was mainly caused by the arising of negative exchange rate differences due to valuation of the license, exchange rate differences due to valuation of bonds and interest costs on bonds.

Net profit of the company for the four quarters of 2003 was PLN 261 220 thousand.

KGHM Polska Miedź S.A. continues to finance DIALOG S.A. in such a way as to maintain its continued growth and continued increase in value. In 2003 KGHM Polska Miedź S.A. paid for shares in the total amount of PLN 100 000 thousand, as a result of the liabilities of KGHM Polska Miedź S.A. due to its obtaining an issuance of shares in 2001. On 15 July 2003 KGHM bought bonds of DIALOG S.A. having a total nominal value of PLN 1 379 800 thousand; the maturity of bonds having a total nominal value of PLN 294 000 thousand was set at 17 July 2006, for the remaining bonds maturity was set at 18 December 2006. The issuance of these bonds replaced the existing issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, whose maturity was 15 July 2003.

An important event impacting the activities of DIALOG S.A. was the signing of an agreement with Telekomunikacja Polska S.A. which enables the subscribers of TP S.A. to make use of the services of DIALOG. Thanks to this agreement the services of DIALOG S.A. are available to all subscribers of TP S.A. throughout Poland. Currently the subscribers of TP S.A. are able to make use of interzone and international connections using the prefix 1011 belonging to DIALOG S.A., of a wide range of internet dialup services of Telefonia DIALOG S.A. (among others unlimited, 24-hour access through a lump sum payment - DIALNET Daily). This agreement describes details of the usage of telecommunications infrastructure, such as the laying of telecoms cables, fiber optics and 2 Mbit/s streaming, in order to establish 12 points of contact between the networks of TP S.A. and Telefonia DIALOG S.A., as well as the principles of billing, invoicing and subscriber complaints, among others. A similar agreement was entered into with the local operator Szeptel S.A. These agreements expand the availability of the services offered by DIALOG S.A. In the fourth quarter of 2003 DIALOG S.A. began a promotional campaign aimed at popularising the services of DIALOG S.A. throughout the country.

Since December 2003, KGHM Polska Miedz S.A., together with the investment bank ABN AMRO as financial advisor, has been engaged in the process of acquiring an investor for DIALOG S.A. In February 2004 KGHM Polska Miedź S.A. received 8 offers from entities initially interested in pursuing negotiations. Among the entities interested in DIALOG S.A. are respected investment funds active on the Polish and European markets as well as sector entities. Based on these initial offers a short list will be drawn up of entities who will be invited to participate in the due diligence process.

This process is an element of realisation of the strategy of KGHM Polska Miedź S.A. which assumes an exit from its telecommunications investments over the long term and concentration on its core business activities, i.e. the mining and processing of metals.

Other significant events and issues concerning Capital Group companies

Polkomtel S.A.

On 17 December 2003 KGHM Polska Miedź S.A. received from Polkomtel S.A. the amount of PLN 98 050 thousand as a refund of a loan. This loan was granted by the shareholders of Polkomtel based on an agreement dated 1 October 2001. All of the shareholders of the company who participated in the granting of this loan were repaid on the same basis and at the same time.

Due to the fact that the strategy of KGHM Polska Miedź S.A. assumes an exit from its telecommunications investments over the long term, KGHM Polska Miedź S.A., together with the Polish shareholders of Polkomtel S.A., intend to act in unison in their exit from the investment in Polkomtel S.A.

Walcownia Metali Nieżelaznych Sp. z o.o.

On 22 December 2003 the Extraordinary General Meeting of WMN spółka z o.o. resolved to increase the share capital of the company by PLN 3 746 thousand through the creation of 4 683 new shares having a nominal share value of PLN 800 each, of which:

- Energomedia Łabędy Sp. z o.o. in liquidation obtained 3 548 shares having a total nominal value of PLN 2 838 thousand – covered by a contribution in kind in the form of moveable assets and real estate,
- Walcownia Metali Łabędy S.A. obtained 1 135 shares having a total nominal value of PLN 908 thousand – covered by a contribution in kind in the form of real estate of the former company Walcownia Blach.

WM „Łabędy" S.A.

On 16 October 2003 KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.) acquired, on the basis of an agreement dated 19 September 2003 between KGHM Metale S.A. and the Ministry of the State Treasury, the first tranche of shares - 377 651 - of WM "Łabędy" S.A., representing 15.89% of the share capital of the company. Following this transaction KGHM Metale S.A. owns 50% of the share capital of WM "Łabędy" S.A. + 1 share. Based on the above agreement, KGHM Metale S.A. will acquire from the Ministry of the State Treasury a total of

KGHM Polska Miedź S.A. SA-QS IV/ 2003 in '000 PLN

960 000 shares of WM "Łabędy" S.A. having a nominal value of PLN 10.00 each, representing 40.39% of the share capital of WM "Łabędy" S.A. and the same number of votes at the General Meeting.
Further tranches will be acquired under the following schedule:

- second tranche - 291 174 shares, representing 12.25% of the share capital of the company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the first tranche,
- third tranche - 291 175 shares, representing 12.25% of the share capital of the company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the second tranche.

The purchase price of one share in the first tranche amounts to PLN 2.40; the total purchase price of share in the first tranche amounts to PLN 906 362.40.
The per-share purchase price for the second tranche is equal to the price of one share in the first tranche increased by by the multiple of the per-share purchase price for the first tranche and the sum of the last four consumer goods and services quarterly increase ratios, as announced by the President of the Chief Office of Statistics directly prior to the transfer of ownership of the shares of the second tranche.
The per-share purchase price for the third tranche is equal to the per-share purchase price for the second tranche, increased by the multiple of the per-share purchase price for the second tranche and the sum of the last four consumer goods and services quarterly increase ratios, as announced by the President of the Chief Office of Statistics directly prior to the transfer of ownership of the shares of the third tranche.

Energetyka Sp.z o.o.
Pursuant to the "Strategy of development of KGHM Polska Miedź S.A. and of the Capital Group in the period 2002 - 2006, and assumptions to the strategy to 2016" - accepted by the Management Board of the Company and approved by the Supervisory Board of the Company in November 2002 - one of the three basic strategic goals, being an increase in the value of the Company's mining/metallurgical/processing assets, will be realised among others by investments in the energy sector. The strategy also assumes continued equity involvement in companies of the Capital Group whose activities have an impact on the reduction of costs and effectively support the core business.
As a result, for the purpose of preparing an energy investment project, Energetyka Sp. z o.o. signed on 1 December 2003 together with Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna with its registered head office in Warsaw (known as PGNiG) two agreements, whose subject is the supply of gas by PGNiG S.A. for the purpose of electrical and heating energy production by Energetyka Sp z o.o. in steam/gas plants, which will be situated in Polkowice and in Żukowice. The total estimated amount of gas which will be supplied by PGNiG S.A. on the basis of both agreements entered into by Energetyka Sp. z o.o., during the lifetime of the agreements, amounts to approximately 10 billion m³ of gas. This gas will be obtained from natural gas supplies located in Poland. These agreements shall be in force for a period 20 years from the date they are entered into, calculated as the date on which commercial exploitation of the power plants to be built is initiated. The supply of gas is expected to begin on 1 December 2007 in the case of investments in Polkowice and 1 June 2007 in the case of investments in Żukowice.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result
The consolidated financial result for the current quarter was a net profit in the amount of PLN 509 857 thousand and an accrued net profit from the beginning of the year of PLN 678 618 thousand, composed of:

- the net profit of the dominant entity — PLN 131 718 thousand
  (an accrued net profit of PLN 411 557 thousand for the year)
- individual results of subsidiaries – an excess of profits over losses — PLN 383 859 thousand
  (an accrued excess of profits over losses of PLN 283 853 thousand for the year, including DIALOG S.A. PLN 261 220 thousand)
- share in the consolidated results of entities valued by the equity method – an excess of losses over profits — (PLN 1 257 thousand)
  ((PLN 325 thousand) accrued loss for the year)
- consolidation adjustments decreasing the result of the current quarter — (PLN 4 463 thousand)
  ((PLN 16 467 thousand) accrued decrease of the result for the year)
  of which:
  - write-off of negative goodwill — PLN 242 thousand
    (PLN 601 thousand accrued for the year)
  - write-off of goodwill — (PLN 59 thousand)
    ((PLN 237 thousand) accrued for the year)

KGHM Polska Miedź S.A. SA-QS IV/ 2003 EXEMPTION NUMBER: 82-4639 in '000 PLN

- share in minorities' profits (PLN 31 thousand accrued for the year)	(PLN 365 thousand)
- adjustment of exchange rate differences from the valuation of debt securities issued to the Group and repurchased in the current year ((PLN 6 155 thousand) accrued for the year)	--
- increase in allowance for overdue debtors ((PLN 9 512 thousand) accrued for the year)	(6 271 thousand)
- dividends ((PLN 5 539 thousand) accrued for the year)	--
- adjustments revaluing financial assets in the Group ((PLN 564 thousand) accrued for the year)	(PLN 2 971 thousand)
- adjustments of provisions related to liabilities in the Group (PLN 5 532 thousand accrued for the year)	PLN 3 477 thousand
- exchange rate differences from consolidation conversion ((PLN 8 529 thousand) accrued for the year)	(PLN 4 257 thousand)
- profit from unrealised sales (PLN 9 745 thousand accrued for the year)	PLN 5 885 thousand
- adjustment to income tax on unrealised profits ((PLN 1 649 thousand) accrued for the year)	PLN 73 thousand
- other adjustments ((PLN 191 thousand) accrued for the year)	(PLN 217 thousand)

Revenues and costs of operating activities

Over 86% of revenues from the sale of products in the current accrued period represent revenues from the sale of copper, silver and copper products.

Export sales represent over 59% of total revenues from the sale of products.

The increase in revenues from sales of products in relation to the comparable prior period was mainly due to factors related to the trade in copper, silver and copper products: the increase in copper prices on the LME, the increase in average silver prices on the London Bullion Market, and to an increase in the volume of sales of copper, copper products and of silver.

The level of revenues was also affected by the disadvantageous USD/PLN exchange rate versus the prior year.

The level of operating costs in the accrued period versus the comparable accrued period was impacted by lower copper production costs and by a higher volume of silver production.

Other operating activities

Other operating activities of the current quarter show an excess of income over costs of PLN 394 836 thousand.

Other operating income was impacted by the decision to cancel the liabilities of DIALOG S.A. due to obtaining a license for telecommunications activities. The value of this cancellation increased other operating income by PLN 570 484 thousand.

Other operating costs were mainly impacted by the value of write-offs revaluing non-financial assets in a total amount of PLN 198 403 thousand, including:

PLN 163 689 thousand relating to the license for telecommunications activities capitalised under intangible assets in DIALOG S.A., and PLN 25 330 thousand representing a write-off of tangible assets in DIALOG S.A., being a result of permanent diminution in value and a write-off of the value of fixed assets and inventory to their sales price in KGHM Polska Miedź S.A.

During the accrued period the excess of operational income over costs of PLN 303 429 thousand was a result of the above-mentioned operations of the current quarter, and in addition to the creation and release of provisions during the year, which led to a decrease in the result on other operating activities of PLN 10 345 thousand. Also of significant impact were the allowances for State budget and trade debtors, decreasing the result by PLN 58 735 thousand.

Financial activities

In financial activities of the current quarter, the excess of income over costs of PLN 28 285 thousand is mainly the result of the profit obtained on the sale of financial investments of PLN 25 940 thousand and the valuation of financial assets (excess of income over costs) of PLN 4 788 thousand.

KGHM Polska Miedź S.A. SA-QS IV/ 2003 in '000 PLN

The result on financial activities in the current period - a profit of PLN 43 425 thousand - was impacted by the results on the settlement and valuation of financial assets in the dominant entity, by dividends received in prior quarters, and in addition by the excess of negative exchange rate differences over positive of PLN 71 870 thousand, as well as by allowances for State budget and trade debtors due to interest in the amount of PLN 17 393 thousand.

V. EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP.

Sales agreements

1. On 27 January 2004 an agreement was signed for the sale of copper cathodes in 2004 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.). The value of this transaction is estimated at appx. USD 98 420 thousand (i.e. appx. PLN 368 091 thousand). This amount was calculated based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 26 January 2004.
The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last twelve months is estimated at appx. PLN 654 355 thousand.

2. On 30 January 2004 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A., an annex to the agreement dated 28 January 2003 for the sale of 8 mm copper wire rod between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004. The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand.
The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.
The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. during the last 12 months is between PLN 796 823 thousand to PLN 997 503 thousand.

Settlement with the State Budget

On 19 February 2004 the Voivodeship Administrative Court in Wrocław overturned a decision of the Legnica branch of the Tax Office in Wrocław related to determining the liabilities and amounts in arrears due to corporate income tax for 1999. The total amount disputed is PLN 7 988 thousand.
In overturning this decision of the Tax Office for 1999, the Court commented orally, among others, that expenses due to wages paid by the Company related to the coverage of school costs of employees' children are not tax-deductible costs.
As at the date of preparation of the financial report, KGHM Polska Miedź S.A. has not received a written justification of this ruling. KGHM Polska Miedź S.A. intends to submit a cassation appeal to the Supreme Administrative Court in Warsaw of the decision of the Voivodeship Administrative Court in Wrocław.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2003, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. Published information relating to the parameters of the technical-economic plan for 2003 only relate to the dominant entity.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q3 2003 report (same number of votes)	% of share capital held as at publication date of Q3 2003 report (same number of votes)	Shares held as at 31 December 2003 (same number of votes)	% of share capital held as at 31 December 2003 (same number of votes)
State Treasury[1]	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	13 813 958[2]	6.91%[2]	11 895 544	5.95%
Powszechna Kasa Oszczędności Bank Polski S.A.[1]	10 750 922	5.38 %	10 750 922	5.38 %

[1] based on information obtained under art.147 of the Law on the Public Trading of Securities
[2] as at 30 September 2003

KGHM Polska Miedź S.A. SA-Q 3 IV/ 2003 EXEMPTION NUMBER: 82-4639 in '000 PLN

As at the date of publication of this quarterly report the dominant entity had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q3 2003 report	Shares bought since publication of Q3 2003report	Shares sold since publication of Q3 2003report	Shares held as at publication date of Q4 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a	n/a	n/a

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2003, represents less than 10% of the shareholders' funds of the dominant entity.

X. TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between KGHM Metale S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" S.A. in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand, and the sale of debt bonds of WFP "Hefra" S.A. having a nominal value of PLN 1 600 thousand. Total value of these transactions since the beginning of 2003 is PLN 6 000 thousand. The transaction having the highest value was entered into on 29 October 2003 and relates

KGHM Polska Miedź S.A. SA-QS IV/2003 in '000 PLN

to the sale of debt bonds having a nominal value of PLN 1 600 thousand. These bonds bear an interest rate of 7.49%, and must be bought back by 2 March 2004.

2. Transaction entered into on 17 November 2003 between KGHM Polska Miedź S.A. and Miedziowe Centrum Zdrowia S.A. (a subsidiary of KGHM Polska Miedź S.A.) related to the granting of a loan by KGHM Polska Miedź S.A. in the amount of PLN 3 500 thousand. This loan will be repaid by 30 June 2004. The loan bears an interest rate based on the 6-month WIBOR from the date the agreement is signed and is secured by a mortgage on real estate.

3. Transactions entered into between Dolnośląska Spółka Inwestycyjna S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM LEGMET Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds of PLN 600 thousand and to a loan granted to ZM LEGMET Sp. z o.o. in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

4. Transaction entered into on 30 April 2003 between Dolnośląska Spółka Inwestycyjna SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.
On 6 June 2003 court registration was made of the merger of DFM ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o., done through the transfer of all assets of ZM "Legmet" Sp. z o.o. to DFM ZANAM Sp. z o.o. As from the date of the merger DFM ZANAM Spółka z o.o. acquired all rights and responsibilities with respect to ZM Legmet Spółka z o.o. Current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

5. Transactions entered into between Dolnośląska Spółka Inwestycyjna S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and KWARCE S.A. (a subsidiary of DSI S.A.) relating to the granting of a loan by DSI S.A. in the amount of PLN 4 200 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE S.A. under the following schedule:
- PLN 3 300 thousand by 30 June 2005
- PLN 900 thousand by 31 October 2005.

Profitability based on the variable lombard credit rate of the National Bank of Poland.
The highest value transaction was entered into on 25 March 2003 and relates to the conversion of liabilities due to the buyback of debt bonds for a loan in the amount of PLN 3 300 thousand.
On 1 October 2003 court registration was made of the merger of KWARCE S.A. and Przedsiębiorstwo Budowy Kopalń PeBeKa S.A., done through the transfer of all assets of KWARCE S.A. to Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. As from the date of the merger PeBeKa S.A. acquired all rights and responsibilities with respect to KWARCE S.A. Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.

6. Transactions entered into between KGHM Polska Miedź SA. and DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) relating to the acquisition by KGHM Polska Miedź SA of the bonds of DIALOG S.A. having a total value of PLN 1 379 800 thousand, i.e.:
- 15 July 2003 - 9 150 bonds with a nominal value of PLN 915 000 thousand.
- 15 July 2003 - 1 708 bonds with a nominal value of PLN 170 800 thousand.,
  These bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.
  Buyback of these bonds is by 18 December 2006.
- 15 July 2003 - 2 940 bonds with a nominal value of PLN 294 000 thousand.
  These bonds bear an interest rate of WIBOR 1M from the date prior to the interest payment date.
  Buyback of these bonds is by 17 July 2006.

This issuance of bonds replaces the previous issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE KGHM POLSKA MIEDŹ S.A.

During the period from 1 January to 31 December 2003 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE KGHM POLSKA MIEDŹ S.A. AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY TO MEET LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- the dominant entity executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is shown in the balance sheet as a State budget debtor. Due to submitted appeals to the decision passed by the Director of the Tax Control Authority, the Director of the Legnica Branch of the Tax Office in Wrocław, in decisions dated 30 October 2003, overruled the decision of the Director of the Tax Control Authority and ordered the matter to be reheard by this body. The total amount of PLN 25 908 thousand which has been paid to the State Budget represents an overpayment due to KGHM Polska Miedź S.A.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE CAPITAL GROUP, AT LEAST IN THE FOLLOWING QUARTER

The largest impact on the results of the Capital Group is from the dominant entity – KGHM Polska Miedź S.A. – and from DIALOG S.A. As a result, the most significant factors impacting the results of the Capital Group through the dominant entity are:

- copper and silver prices on metals markets,
- the PLN/USD exchange rate,
- electrolytic copper production costs, and
- the credit servicing costs of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

(This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

Lubin, 1 March 2004

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek